

TSX, NYSE-MKT
Symbol: NCQ

News Release

NovaCopper Announces Second Quarter Financial Results

July 9, 2014 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") announces its financial results for the second quarter ended May 31, 2014. Details of the Company's financial results are contained in the unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Recent Activities

On July 7, 2014, we completed the financing originally announced on July 1, 2014 where we had entered into definitive agreements with existing shareholders to complete a non-brokered private placement offering of $7.5 million in Units. Each Unit was priced at $1.15 per Unit and consisted of one common share of the Company and one common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share of the Company at a price of $1.60 per share for a period of five years from the closing date. The proceeds raised will be used for the 12 months following closing to fund $2.7 million on program expenditures, up to $4.0 million on general and administrative expenses, and $0.8 million on extraordinary expenses incurred in reducing annual general and administrative expenses.

Program expenditures will be used to complete a re-logging and re-assaying program of between 10,000 and 13,000 meters of historical drill core at Bornite beginning in July 2014. Targeted historical holes are located within the extensions of the Upper and Lower Reef mineralization captured in the Bornite Open Pit Resource released on March 18, 2014 and the up dip portion of South Reef zone. This effort is a continuation of last year's program of re-sampling and re-assaying which targeted 33 drill holes comprising 11,067 meters of core originally drilled between 1957 and 1975 and only selectively sampled by subsidiaries of Kennecott the former owner of the property. Last year's re-assay program resulted in a significant increase in the inferred resource at Bornite and we expect that the 2014 re-logging and re-assaying program this year could add more copper inventory at Bornite and reduce the strip ratio for a potential open pit mining operation.

During the first half of 2014, we focused efforts on supporting the Alaska Industrial Development Export Authority ("AIDEA") in initiating the permitting process on the Ambler Mining District Industrial Access Road ("AMDIAR") which is expected to provide access to Upper Kobuk Mineral Projects. In late April 2014, AIDEA's board of directors approved a resolution authorizing AIDEA to proceed with an application for the Ambler road to the federal agencies that have jurisdiction over the AMDIAR project and to engage a firm to prepare the environmental impact statement for the project under the direction of the federal agencies. Funding for this initiative was provided in the 2013-2014 Alaska State budget. On May 28, 2014, the Governor of Alaska signed Alaska's 2015 state budget bills into law. AIDEA received approval for an additional $8.5 million budget from the State of Alaska to fund activities on the

AMDIAR in the 2015 fiscal budget.

"Our strategy in the upcoming months is to build upon the success of last year's program," said Mr. Rick Van Nieuwenhuyse, NovaCopper's President and Chief Executive Officer. "An effective program of re-logging and re-assaying at Bornite coupled with our focused effort of working closely with AIDEA on initiating the permitting process for the AMDIAR should allow NovaCopper to continue building shareholder value at a relatively low cost."

Second Quarter Financial Results

The following unaudited selected quarterly information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

Selected financial results	Three months ended May 31, 2014 $	Three months ended May 31, 2013 $	Six months ended May 31, 2014 $	Six months ended May 31, 2013 $
Amortization	208	254	466	504
General and administrative	457	616	894	1,164
Mineral properties expense	489	2,231	1,069	3,033
Professional fees	176	211	826	510
Salaries	600	602	1,149	1,150
Salaries – stock-based compensation	135	2,000	251	6,113
Loss and comprehensive loss for the period	2,093	5,947	4,707	12,573
Basic and diluted loss per common share	$0.04	$0.11	$0.09	$0.26

For the three month period ended May 31, 2014, we reported a net loss of $2.1 million (or $0.04 basic and diluted loss per common share), a reduction from the net loss of $5.9 million for the corresponding period in 2013 (or $0.11 basic and diluted loss per common share). The significant reduction in expenses is related to the timing of field program start-up in 2014. In 2013, we incurred $2.2 million in mineral property expenses as our field season began in early May. In 2014, our field program is expected to begin in July resulting in minimal charges during the second quarter relating to field activities. The other significant reduction in expenses is from a charge of $2.0 million in stock-based compensation in 2013 compared to $0.1 million in 2014. No stock-based compensation grants have occurred in 2014 resulting in minimal expense from previously granted options and units being recorded in the current reporting period.

Other differences in the three months ended May 31, 2014 compared to the three months ended May 31, 2013 resulted from a reduction in general and administrative expenses and professional fees. General and administrative costs were reduced by approximately 26% due to cost reduction efforts including a reduction in office space costs. Professional fees also decreased by approximately 17% in the comparable three month periods due to cost reduction efforts.

For the six months ended May 31, 2014, NovaCopper reported a net loss of $4.7 million (or $0.09 basic and diluted loss per common share) compared to a net loss of $12.6 million for the corresponding period in 2013 (or $0.26 basic and diluted loss per common share). This variance was primarily due to a non-cash stock-based compensation charge of $6.1 million for the six months ended May 31, 2013 compared to $0.3 million in the corresponding period in 2014. Total stock-based compensation expense recognized for the six months ended May 31,

2013 was $6.1 million which included $3.3 million for options granted under the NovaCopper stock option plan, $0.05 million for NovaGold arrangement options from the spin-out, and $2.7 million for restricted share units and deferred share units granted to employees and directors with no similar grant in the first quarter of this year. In November 2013, all employees and directors voluntarily returned options outstanding having an exercise price of CAD$3.11 totaling 5,710,000 stock options in order to create a more sustainable long-term retention strategy. As a result, the expense relating to these options was accelerated and recorded in the year ended November 30, 2013. Additionally as noted above, no stock based compensation grants have occurred in 2014 resulting in minimal expense from previously granted options and units being expensed in the current period.

Liquidity and Capital Resources

At May 31, 2014, we had $2.1 million in cash and cash equivalents. At November 30, 2013, we had consolidated cash of $6.5 million and working capital of $4.7 million. We expended $4.4 million on operating activities during the six month period ended May 31, 2014, compared with expenditures of $6.4 million for operating activities for the same period in 2013. The majority of cash spent on operating activities during both periods was expended on mineral property expenses, general and administrative, salaries, and professional fees. As the exploration field season in the Ambler mining district in 2013 began in May, a significant portion of the mineral property expenses expended during the 2013 fiscal year were incurred during this period. As our project program for 2014 is anticipated to begin in July, cash expended on mineral property expenses was significantly reduced compared to the prior year.

Substantial doubt exists as to the Company's ability to continue as a going concern as the continued operations and exploration activities of the Company are dependent on its ability to obtain additional financing within the next twelve months. Subsequent to May 31, 2014, the Company raised $7.5 million through a private placement which is restricted to fund general and administrative expenses and program expenditures during the next twelve months. The Company will need to raise additional funds to support further exploration of its projects and administration expenses. Future financings are anticipated through equity raises, debt financing, convertible debt, or other means. There is no assurance that the Company will be successful in obtaining additional financing, that sufficient funds will be available to the Company, or be available on favourable terms in the future. Factors that could affect the availability of financing include fluctuations in the Company's share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, and progress on the Company's exploration properties.

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc., an Alaskan Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company's website at **www.novacopper.com**.

NovaCopper Contacts:

Patrick Donnelly   Elaine Sanders
Vice President, Corporate Communications   Chief Financial Officer
patrick.donnelly@novacopper.com   elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2013 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.